

Made on Main

Online platform connecting buyers to the $2.1T US manufacturing industry; enabling the world to rediscover Made-in-USA, creating jobs. The 'Alibaba of the US'. Edit Profile

| **$500** | **$2,000,000** | **Crowd Note** |
| Minimum | Valuation cap | Security Type |

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Made on Main is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Made on Main without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures. The contents below are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Number Of Manufacturers

250K

US Manufacturing CAGR

3.3%

Highlights
Pitch Deck
Team Story
Term Sheet
Market Landscape
Data Room

✉ SeedInvest

> Recent graduate of Google's Pioneer Accelerator and GSV Labs, receiving training and resources to jump start the business
> Recently signed an agreement to be the preferred platform to be used by all hardware startups in the GSV Labs ecosystem
> $1.5M in the RFQs Pipeline
> Estimated market size of American Manufacturing: $2.1T representing 12% of the total US GDP

Overview

Product & Service

Q&A with Founder ▸

Financial Discussion

> Round Size: US $250,000
> Raise Description: Pre-Seed
> Minimum Investment: US $500 per investor

TERMS

✕

- Security Type: Crowd Note
- Valuation Cap: US $2,000,000
- Offering Type: Side by Side Offering

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Made on Main is a Silicon Valley startup that recently graduated from the Google + GSVlabs Pioneer Accelerator.

Our mission is to provide unparalleled access to the US manufacturing community, create jobs, and drive economic growth while operating a highly profitable business with margins >60%.

We are quickly becoming the 'Alibaba of the United States' by creating a Market Network platform that connects buyers to all of the players in the US Manufacturing industry. By investing in Made on Main, you become an instant supporter of our mission and the US economy.

Situation

US manufacturing has grown at a compound annual growth rate (CAGR) of 3**.5%** over the last five years and has hit record levels of output and productivity, contributing over **$2.1T** or **12%** to the US GDP. For the first time in decades, US MFG is now at cost parity with Chinese manufacturers. This is in large part due to decreasing energy costs and a stable currency (source: Boston Consulting Group). Additionally, due to the rise in factory automation, US Manufacturers are now more efficient than ever leading to an average excess capacity of **37%** that is not being utilized. The current state of the US political climate has put many efforts and a strong focus on enabling US manufacturers which will only further our mission.

Problem

Despite the health of American Manufacturing, no modern solution exists to connect the buyers & sellers of this industry online today. The primary means of connecting to a US manufacturer is offline directories like Thomasnet, industry blue books, rolodexes or a google search. Additionally, due to advances in manufacturing techniques, manufacturers have an average excess capacity of **37%**. Our platform will enable them to harness this excess capacity into revenue by reaching a broader audience than was ever possible. The end result of our efforts will be a **stronger economy, job creation** and the overall advancement of American manufacturing.

Solution

Made on Main solves these problems through our market network platform that connects the world to the entire US Manufacturing ecosystem. Providing connections between buyers and sellers and offering workflow software that makes Manufacturers for effective and efficient, bringing their administrative and operational practices into the 21st century.

Pitch Deck



Made on Main
Rediscover Made in America

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Highlights
Pitch Deck
Team Story
Term Sheet
Market Landscape
Data Room
SeedInvest

Overview
Product & Service
Q&A with Founder
Financial Discussion

Product & Service

Made on Main is building the US Manufacturing industry's first market network (e.g. Houzz and Honeybook). A Market Network is not just a Marketplace, but a combination of a Marketplace, Network and a Workflow and is designed to connect buyers to all of the players in the US Manufacturing Industry (Manufacturers, Industrial Designers, Engineers, Prototypers, Makers, Suppliers, etc.) It is a one stop shop for commerce, content, community and workflow management. Buyers can submit custom orders which are then bid on by US Manufacturers or they can buy already made products that are listed for sale by US Manufacturers. The access we provide buyers to the US Manufacturing industry is unparalleled and dramatically reduces the time to identify and connect with an American manufacturer from weeks to minutes.

Made on Main differs from its competitors as it is an open platform that is industry agnostic and provides tools that enable US manufacturers to be more effective and efficient.

The Made on Main platform is currently in Alpha testing with Manufacturers and buyers. We have received strong market validation and interest in scaling the platform and orders are currently flowing through our platform.

TERMS

Our product & company will evolve in the the following phases:

- **Phase I** (Today): Marketplace for custom orders and pre-built supplies, finished goods
- **Phase II** (6-9 months post launch): Introducing our 'Network', bringing in the entire ecosystem of US Manufacturing (Engineers, Industrial Designers, Prototypers, etc.). Additionally we will roll out a pricing comparison tool, comparing costs of Manufacturing between US/China on a per project basis.
- **Phase III** (15+ months post launch): SaaS/Workflow management tools enabling US manufacturing to better manage their supply chain, logistics, pipeline, etc.

Gallery





Market. Direct Manufacturing costs in the US are at parity with those in China. Source: Boston Consulting Group.

Media Mentions











Highlights	Overview
Pitch Deck	Product & Service
Team Story	**Q&A with Founder** ▸
Term Sheet	Financial Discussion
Market Landscape	
Data Room	

Team Story

In 2016, Phil attempted to develop a product that was 100% 'Made in America'. Much to his surprise this was no easy-task. He spent several weeks trying to connect to American Manufacturers online, quickly realizing that there was no easy/aggregate platform to do this. Despite his best efforts, the process he went through was very manual, having to cold call US manufacturers one-by-one. This took a lot of time, effort and yielded little results. He then turned to the well-known platform, Alibaba. After several weeks trying to connect to a reputable, high quality and low cost Chinese manufacturer, Phil realized that all of the externalities affecting Asian manufacturers had severely reduced their cost effectiveness and operational benefit.

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TERMS

He then went back to the drawing board and started visiting US Manufacturers in the SF Bay Area. The first Manufacturing facility he visited was state-of-the-art, yet the methods they used to obtain customers were very antiquated, they literally used their **rolodexes.** Thinking that this [illegible] unique situation, Phil started visiting dozens of Manufacturers and much to his surprise, this pattern persisted (rolodexes, faxing, paper invoices, etc.). The continuous feedback he received from Manufacturers was that they were elated that a platform was being built that would [illegible] them to drive sales, connect to new customers and utilize their average excess capacity of **37%.** When asked why they weren't using Alibaba, manufacturers said they saw **Alibaba as a competitor** as it housed all of their Asian competition.

After noticing this huge gap in the US manufacturing industry and a strong desire for this platform, it led him to found Made on Main with long-time friends Jason Schmidt (Product/Finance), Ronald Tribble (Sales) and Justin Armstrong (Full-stack engineering).

Meet the Founders

Philip Vidal
CO-FOUNDER AND CEO

Phil drives the company's vision, strategy and growth as it provides a unique and unprecedented ability for buyers to connect with American manufacturers and purchase American made goods. Under his leadership, Made on Main stands at the forefront of the rediscover Made in America movement.

Phil has experience in Business Development, Finance and Supply Chain/Sourcing. Previously, he has also instructed Undergraduate courses in the areas of Accounting, Law and Taxation. He is a firm believer in the Lean Startup methodology and closely engages with the Build/Measure/Learn feedback loop.

Phil holds a B.A. in Economics and a B.S. in Finance from East Stroudsburg University as well as an MBA from Montclair State University.



Jason Schmidt
CO-FOUNDER AND HEAD OF PRODUCT/FINANCE

Jason is responsible for product development and strategy as well as financial results and projections.

RT

Ron Tribble
CO-FOUNDER AND HEAD OF SALES

Ron is responsible for developing marketing programs, brand management, corporate sponsorships, and generating rapid sales growth all in an effort to drive traction and connect buyers with American made goods.

Ron has spent over 12 years in various Sales, Strategy, Finance, and operations management roles most recently serving as a Director of Operations at Microsoft.

Ron holds a BS in Economics from the University of Houston

Justin Armstrong
CO-FOUNDER AND HEAD OF ENGINEERING

JA

Highlights
Pitch Deck
Team Story
Term Sheet
Market Landscape
Data Room
SeedInvest
Overview
Product & Service
Q&A with Founder
Financial Discussion
TERMS

Notable Advisors & Investors

AS

Alexander Schultz

Q&A with the Founder

Q: What is the genesis for the Made on Main platform?

Made on Main: I saw the problem in finding a manufacturer from personal experience. In a previous business, I could not find an easy aggregated way to search for an US manufacturer. I started this company about 12 months ago after speaking with local Bay Area manufacturers and learning about what kind of platform to build for them.

Q: Tell me about your experience and economic benefits from GSV Labs

Made on Main: We benefitted from the product help / boot camp, design expertise, network resources. We received free rent, servers, and licenses to various software and that is why we have had very low historical expenses. It was a 3 month program from Sept – January and gave them 1.5% equity. There was no cash grant or payback for services / resources.

Q: Discuss traction to date

Made on Main: We are currently connected to over 2,000 Manufacturers and are enabling transactions through our platform. We are working on our largest transaction to date of over $1M and have recently signed an agreement to be the preferred platform (Britelab) used by all of the HW startups in the GSVlabs ecosystem.

Q: Who are your competitors?

Made on Main: There are very distinct differences between us and Makers Row, Alibaba or Kinnek. For Makers Row, they are a closed platform, working in only two industries (Apparel/Furniture) and are a pure marketplace. We are an open platform (no fee to search or sign up) that is industry agnostic and are building a market network (not just a marketplace) which is a combination of a marketplace, network and a workflow. Alibaba is another pure marketplace that has obvious strengths in Asia… however, US manufacturers are extremely reluctant to leverage it as they view Alibaba as a competitor. Kinnek's primary focus is on connecting businesses to suppliers (Bakery equipment, beverage equipment, etc.), not manufacturers which is a key differentiator. We believe the existence of these companies give further validity to what we are trying to accomplish.

Q: What is the Alpha product status?

Made on Main: Our MVP(alpha) is live and we are working with manufacturers who have championed our idea and are leveraging the platform with live transactions right now. Additionally we are working on our largest transaction to date on-platform of over $1M. We are also beginning to work with Scott Paul from AAM who sits on the new US Manufacturing Council (with Elon Musk and others). With the current state of the US political atmosphere, we could not have asked for a better time to be enabling US manufacturers.

Q: How does the platform work?

Made on Main: We connect buyers with sellers that meet their criteria and have a past track record of fulfilling the types of orders they are looking to make. We then facilitate the invoicing, bidding, and payment on Made on Main until the order agreement is executed.

Q: What are your historical sporadic one-time expenses?

Made on Main: Mostly spent on demo day for accelerator, ads, and a trade show. We received free AWS, software, and rent from GSV and will only start paying for these around 10/17.

Q: How much cash do you have?

Made on Main: We've just been pulling cash from a pool of founder funds that we do not expect to be paid back for. We've spent about $5K total. To show our commitment, if we are unable to raise, we will pull together $40K from founders to get early engineering work completed.

Q: What is the business model?

Made on Main: The 1% fee to buyer is a quick land and grab model. We do not want to alienate MFGs now and charge this commission fee to buyers. For example, the $1M RFP customer will pay the MFG $1M and MoM $10K for the order.

Q: What are premier features?

Made on Main: These will be logistic workflow tools such as invoicing, ordering, inventory tracking, financing options.

Q: When will you start monetizing?

Made on Main: Q2 – we will see progressive increases in GMV 500K, 1.5M, 3M, etc. in consequent quarters.

Q: When will we see the $1M RFP in your revenues?

Made on Main: We are not taking transactions fee until the contract is signed & delivered. This should be closing in 30 days and buyer will pay us ~$10K.

Q: How did you calculate GMVs in your model?

Made on Main: This is based on eBay early GMV traction and our 1% transaction fee biz model; for example, for eBay, the first 100-150 customers achieved about $10M GMV.

Q: What are your revenue streams?

Made on Main: First 12 months – only transaction fee of 1%. Phase 2 / after 12 month – escrowing / financing options, search / SEO, US-locale verification. Phase 3 / After 18 months – SaaS / logistics tools for optimizing workflow.

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The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Highlights
Overview
Pitch Deck
Product & Service
Team Story
Q&A with Founder
Term Sheet
Financial Discussion
Market Landscape
Data Room
SeedInvest

Side by Side Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

TERMS & DESCRIPTION	REGULATION D - RULE 506(C)	REGULATION CF
Investor Types	Accredited Only	Accredited and Non-accredited
Round description	Pre-Seed	Pre-Seed
Round size	US $250,000	US $250,000

TERMS

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imum investment	$20,000	US $500
Security type	Crowd Note	Crowd Note
Conversion discount	20.0%	20.0%
Valuation cap	US $2,000,000	US $2,000,000
Interest rate	3.0%	3.0%

Use of Proceeds

If Minimum Amount Is Raised


Product Development
Sales & Marketing
Operations
Legal/other

If Maximum Amount Is Raised


Product Development
Sales & Marketing
Operations
Legal/other

Financial Discussion

Highlights
Pitch Deck
Team Story
Term Sheet
Market Landscape
Data Room
SeedInvest
Overview
Product & Service
Q&A with Founder
Financial Discussion
TERMS

Financial Statements

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were reviewed by Artesian CPA, LLC.

Financial Condition

As a newly incorporated company, we have never recognized any revenues and have no operating history. Accordingly, we are a development stage company and are dependent on additional financing, including this Offering, in order to have the funds to develop our products and services in the United States.

The following discussion includes information based on our unaudited operating data for 2016 and is subject to change once we complete our fiscal year, prepare our consolidated financial statements and our accountant completes a financial review of those statements.

Results of Operations

Our company earned no revenue during the period ended December 31, 2016.

The company's operating expenses consist of general and administrative costs. Operating expenses in 2016 amounted to $540, resulting in net loss from operations of $540 in 2016. Once the company commences its planned principal operations, it will incur significant additional expenses.

The company is dependent upon additional capital resources for the commencement of its planned principal operations. As a result, the financial state of the company has stayed the same since the end of the period covered by the financial statements.

The company has not earned revenues as of the date of this Offering and does not anticipate earning revenues until it has raised sufficient funds to launch its platform and obtain a user-base.

Plan of Operations and Milestones

...e not yet operational. We have established the following milestones in our plan of operations:

● If we raise the minimum amount set out in "Use of Proceeds," we will use approximately 40% of the funds for product development, another 40% for sales & marketing and the remaining to cover operational and legal expenses. We anticipate that product development could start within 1-2 months of the closing of the minimum amount.

● Within three months we anticipate the platform launching to the general public.

● Within six months we anticipate reviewing the growth of the platform, adjusting our strategies if needed and having over $500,000 in GMV flowing through the platform.

● Assuming we raise $500,000 in this offering, we anticipate that full-scale services should be provided with 12 months of receiving the proceeds of this offering.

● We anticipate rapid growth between 12 and 18 months of after our platform launch.

Liquidity and Capital Resources; Future Trends

To date, the company has not made any profits and is still a "development stage company." The company has recorded losses from the time of inception in the total amount of $540.

The company had cash on hand in the amount of $0 at December 31, 2016.

The company has not committed to make any capital expenditures, and in the event it does not raise sufficient funds from this offering, it will defer the capital expenditures it has planned.

The company had $0 cash on hand as of March 30, 2017. The company will need more funding after this Offering at which time it will consider another round of funding and/or a line of credit. The company anticipates to operate a minimum of 6 months with the minimum closing amount.

Indebtedness

The founders and officers of the company have not advanced funds to the company to fund its operations during the period ended December 31, 2016. Jason and Phil have contributed $540 in capital to the company. These funds have are not intended to be repaid.

Recent Offerings of Securities

The company has not issued any securities since inception.

Valuation

The company determined the valuation cap, discount, and interest rate of the Crowd Notes in this offering internally based on its own assessment of the company's current and future value, as well as relative risk for investors investing in similarly situated companies. The Crowd Notes may convert to equity securities of the company in the future if the company engages in future equity financings. At that time, the valuation of the company will be determined through negotiations with prospective investors. Those prospective investors may determine the value of the company through one or multiple methods which include:

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed ;

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet; and

Earnings Approach — This is based on what the prospective investor will pay (the present value) for what the prospective investor expects to obtain in the future.

Market Landscape



All data is in billions ($B) and represents GDP value-add by the US Manufacturing industry. US manufacturing has broken records every year over the past five years culminating in an all-time high of $2.17T in US GDP value-add in 2015.

We are in the midst of an American Manufacturing renaissance thanks to a variety of factors. American Manufacturing is now more cost competitive than ever thanks to decreasing energy costs, pervasiveness of fracking and a stable $USD. Additionally, advanced manufacturing practices and the rise of factory automation have led to more efficient manufacturing practices enabling products & supplies to be produced at an efficiency and speed unrivaled by competition from neighboring countries. The industry has grown at a CAGR of 3.5% over the last five years and has hit record levels of output and productivity, contributing over $2.1T or 12% to the US GDP. For the first time in decades, American Manufacturing is now at cost parity with China (Source: Boston Consulting Group). This represents an all time high and the current US political climate will only accelerate this growth.

Competitive landscape

Our competitive advantage relies on our platform being the first Market Network for the US Manufacturing industry, essentially creating a first mover advantage. Additionally, our competitive strength will be derived from the fact that our platform will be open (no fee to sign-up), offer low transaction fees, industry agnostic (Electronics, Apparel, etc.) and having a focus on the US Manufacturing industry. The combination of these offerings and features along with the fact that US Manufacturing is the strongest it has been in decades creates an extremely powerful platform that will scale & gain market share rapidly while providing high value to its users.

Our primary competitors are Makers Row and to a lesser extent, Alibaba, though there are very distinct differences. For Makers Row, they offer a closed platform, working in only two industries (Apparel/Furniture) and are a pure marketplace. Made on Main is an open platform (no fee to search or sign up) that is industry agnostic and a market network (not just a marketplace) which is a combination of a marketplace, network and a workflow. Alibaba is another pure marketplace that has obvious strengths in Asia... however, US manufacturers are extremely reluctant to leverage it as they view Alibaba as a competitor. Alibaba offers no benefits to its customers other than the ability to transact, while Made on Main intends to provide software that enables American Manufacturers to be more efficient and effective. We believe the existence of these companies give further validity to what we are trying to accomplish.

Customer landscape

Our customers are those that transact within the US Manufacturing ecosystem; this includes US Manufacturers, Industrial Designers, Engineers, Prototypers, Makers and Suppliers. Our platform can be used as a side business, main source of revenue, or a search platform to find new customers, materials for your next project, etc.

Disclaimer: Statements above are based on management opinion and are meant for illustrative purposes. They do not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a merger, buyout or other corporate transaction that ... s before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering ...gi...ered under the Securities Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. The notes will convert at a discount of 20%, or based on a valuation cap meaning investors would be rewarded for taking on early risk compared to later investors. But you won't know how much your investment is worth until that happens. The outside investors at the time of conversion, if any, might value the company at an amount well below the $2 million valuation cap, so you should not view the $2 million as being an indication of the company's value. Further the interest on the notes is accrued interest, therefore you will not receive interest payments on these notes. If you choose to invest, you should be prepared that your notes will never convert and will have no value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security that does not include a set maturity date [and is not interest bearing]. As such, there has been inconsistent treatment under state and federal law as to whether the Crowd Note can be considered a debt of the company, or the issuance of equity. Investors should consult their tax advisers.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

The Crowd Note contains dispute resolution provisions, which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The company has not yet authorized Preferred Stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a non-Major Investor under the terms of the notes offered, and therefore, you have more limited information rights and you will not have the right to automatically participate in future offerings, and therefore not have the same anti-dilution protections as Major Investors.

You will be bound by an investment management agreement, which limits your voting rights. As a result of purchasing the notes, all non-Major Investors (including all investors investing under Regulation CF) will be bound by an Investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes or majority of the shares of the preferred equity the notes will convert into, vote to terminate the agreement.

The reviewing CPA has issued a "going concern" note in the reviewed financials. We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.

This is a brand-new company. It has a limited operating history, few or no clients, and has not received revenues to date. If you are investing in this company, it's because you think this is a good idea, that the management team can execute it better than their competition, that they can price it right and sell it to enough people that the company will succeed.

If the company cannot raise sufficient funds it will not succeed. Made on Main is offering Crowd Notes in the amount of up to $500,000 in this Offering, and may close on an offering of $150,000. Even if the maximum amount is raised, the company is likely to need additional funds in the future to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the company itself or to the broader economy, it may not survive. If the company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Future fundraising may affect the rights of investors. In order to expand and to survive, the company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital-raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company.

The company depends on a small management team. The company depends on the skill and experience of four individuals, Philip Vidal, Jason Schmidt, Justin Armstrong, and Ronald Tribble. Each has a different skill set. Our ability to raise sufficient capital may have an impact on our ability to attract and hire the right talent.

The company is controlled by its officers and directors. The company's officers and directors currently hold all of the company's voting stock, and at the conclusion of this offering will continue to hold a majority of the company's Common Stock. Investors in this Offering will not have the ability to control a vote by the shareholders or the board of directors.

You can't easily resell the securities. There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Data Room

NAME	
Highlights	Overview
> 🗀 Pitch Deck and Overview (2 files)	
Pitch Deck	Product & Service
> 🗀 Product or Service (1 file)	
Team Story	**Q&A with Founder** ▸
> 🗀 Financials (2 files)	
Term Sheet	Financial Discussion
> 🗀 Fundraising Round (3 files)	
Market Landscape	
> 🗀 Investor Agreements (1 file)	
Data Room	
> 🗀 Miscellaneous (1 file)	
✉ SeedInvest	